Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Hong Kong Stock Exchange Stock Code: 857

Shanghai Stock Exchange Stock Code: 601857)

Announcement of the interim results for the six months ended June 30, 2015

(Summary of the 2015 Interim Report)

1.	Important Notice

1.1 This announcement of interim results is a summary of the 2015 Interim Report of PetroChina Company Limited (the “Company”). For more details, investors should carefully read the full version of the 2015 Interim Report, which is published on the websites of the Shanghai Stock Exchange (website: http://www.sse.com.cn), The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) (website: http://www.hkex.com.hk) and the Company (website: http://www.petrochina.com.cn).

1.2 Financial statements of the Company and its subsidiaries (the “Group”) have been prepared in accordance with each of China Accounting Standards (“CAS”) and International Financial Reporting Standards (“IFRS”). The financial statements in this announcement are unaudited.

1.3 Basic Information of the Company

Stock Name	PetroChina	PetroChina
Stock Code	857	PTR	601857
Places of Listing	Hong Kong Stock Exchange	The New York Stock Exchange	Shanghai Stock Exchange

Contact Persons	Secretary to the Board of Directors and Joint Company Secretary	Representative on Securities Matters	Chief Representative of the Hong Kong Representative Office
Name	Wu Enlai	Liang Gang	Wei Fang
Address	No. 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC		Suite 3705, Tower 2, Lippo Centre, 89 Queensway, Hong Kong
Postal Code	100007
Telephone	86 (10) 5998 6270	86 (10) 5998 6959	(852) 2899 2010
Facsimile	86 (10) 6209 9557	86 (10) 6209 9559	(852) 2899 2390
Email Address	jh_dong@petrochina.com.cn	liangg@petrochina.com.cn	hko@petrochina.com.hk

2.	Key Financial Data and Change of Shareholders

2.1 Key Financial Data and Financial Indicators

2.1.1 Key Financial Data and Financial Indicators Prepared under IFRS

Unit: RMB million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,385,332	2,405,473	(0.8)
Equity attributable to owners of the Company	1,182,011	1,175,894	0.5
Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Turnover	877,624	1,153,968	(23.9)
Profit attributable to owners of the Company	25,406	68,124	(62.7)
Net cash flows from operating activities	110,936	133,484	(16.9)
Basic earnings per share (RMB yuan)	0.14	0.37	(62.7)
Diluted earnings per share (RMB yuan)	0.14	0.37	(62.7)
Return on net assets (%)	2.1	5.8	(3.7) percentage point

2.1.2 Key Financial Data and Financial Indicators Prepared under CAS

Unit: RMB million

Items	As at the end of the reporting period	As at the end of the preceding year	Changes from the end of the preceding year to the end of the reporting period (%)
Total assets	2,385,233	2,405,376	(0.8)
Equity attributable to equity holders of the Company	1,182,126	1,176,010	0.5
Items	The reporting period	Same period of the preceding year	Changes over the same period of the preceding year (%)
Operating income	877,624	1,153,968	(23.9)
Net profit attributable to equity holders of the Company	25,404	68,122	(62.7)
Net profit after deducting non-recurring profit/loss items attributable to equity holders of the Company	25,848	68,573	(62.3)
Basic earnings per share (RMB yuan)	0.14	0.37	(62.7)
Diluted earnings per share (RMB yuan)	0.14	0.37	(62.7)
Weighted average return on net assets (%)	2.1	5.9	(3.8) percentage point
Net cash flows from operating activities	110,936	133,484	(16.9)

2.2 Shareholdings of the Top Ten Shareholders

The total number of shareholders of the Company as at June 30, 2015 was 762,133, including 754,859 holders of A shares and 7,274 holders of H shares (including 244 holders of American Depositary Shares).

Unit: Shares

Name of shareholders	Nature of shareholders	Number of shares held		Percentage of shareholding (%)	Increase /decrease during the reporting period (+,-)	Number of shares with selling restrictions	Number of shares pledged or subject to lock-ups
China National Petroleum Corporation (“CNPC”)	State-owned	158,033,693,528	(1)	86.35	0	0	0

HKSCC Nominees Limited (2)	Overseas legal person	20,842,255,421	(3)	11.39	7,536,678	0	0

Hong Kong Securities Clearing Company Limited (4)	Overseas legal person	52,714,018		0.029	44,722,623	0	0

Industrial and Commercial Bank of China-Shanghai 50 Index ETF Securities Investment Fund	Other	41,625,865		0.023	15,717,334	0	0

China Securities Finance Corporation Limited	State-owned legal person	30,057,884		0.016	-27,317,466	0	0

National Social Security Fund 414 Portfolio	State-owned legal person	30,000,000		0.016	30,000,000	0	0

CSOP Asset Management Limited - CSOP FTSE China A50 ETF	Other	18,739,297		0.010	-16,169,923	0	0

Agricultural Bank of China - Zhongrong Zhongzheng “One Belt One Road” Theme Index Structured Securities Investment Fund	Other	18,528,967		0.010	18,528,967	0	0

Zhao Kai	Domestic Natural Person	14,000,100		0.008	12,000,100	0	0

Guangdong Fengwei Property Management Co., Ltd.	Other	14,000,000		0.008	3,903,900	0	0

Notes:

(1)	Such figure excludes the H shares indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC.

(2)	HKSCC Nominees Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and its principal business is to act as nominee on behalf of other corporate or individual shareholders.

(3)	291,518,000 H shares were indirectly held by CNPC through Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC, representing 0.16% of the total share capital of the Company. These shares were held in the name of HKSCC Nominees Limited.

(4)	Hong Kong Securities Clearing Company Limited is a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited and it holds the A shares of the Company listed on the Shanghai Stock Exchange and invested by investors through the Hong Kong Stock Exchange as a nominal holder.

Statement on connected parties or parties acting in concert among the above-mentioned shareholders: the Company is not aware of any connection among or between the top ten shareholders or that they are parties acting in concert as provided for in the Measures for the Administration of Acquisitions by Listed Companies.

2.3 Disclosure of Substantial Shareholders under the Securities and Futures Ordinance of Hong Kong

As at June 30, 2015, so far as the Directors are aware, the persons other than a Director, Supervisor or senior management of the Company who had interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance were as follows:

Name of shareholders	Nature of shareholding	Number of shares	Capacity	Percentage of such shares in the same class of the issued share capital (%)	Percentage of total share capital (%)
CNPC	A Shares	158,033,693,528(L)	Beneficial Owner	97.60	86.35
	H Shares	291,518,000(L)(1)	Interest of Corporation Controlled by the Substantial Shareholder	1.38	0.16

Aberdeen Asset Management Plc and its Associates (together “the Group”), on behalf of Accounts Managed by the Group	H Shares	1,456,388,599(L)	Investment Manager	6.90	0.80

BlackRock, Inc. (2)	H Shares	1,459,871,734(L)	Interest of Corporation Controlled by the Substantial Shareholder	6.92	0.80
		14,859,700(S)		0.07	0.01

JPMorgan Chase & Co. (3)	H Shares	1,716,188,431(L) 203,521,403(S) 1,228,802,781(LP)	Beneficial Owner / Investment Manager / Custodian Corporation / Approved Lending Agent Beneficial Owner Custodian Corporation / Approved Lending Agent	8.13 0.96 5.82	0.94 0.11 0.67

(L) Long position         (S) Short position        (LP) Lending pool

Notes:

(1)	291,518,000 H shares (long position) were held by Fairy King Investments Limited, an overseas wholly-owned subsidiary of CNPC. CNPC is deemed to be interested in the H shares held by Fairy King Investments Limited.

(2)	BlackRock, Inc., through various subsidiaries, had an interest in the H shares of the Company, of which 1,459,871,734 H shares (long position) and 14,859,700 H shares (short position) were held in the capacity as a corporation controlled by the substantial shareholder.

(3)	JPMorgan Chase & Co., through various subsidiaries, had an interest in the H shares of the Company, of which 432,613,650 H shares (long position) and 203,521,403 H shares (short position) were held in its capacity as beneficial owner; 54,772,000 H shares (long position) were held in its capacity as investment manager; 1,228,802,781 H shares (long position) were held in its capacity as custodian corporation/approved lending agent. Such 1,716,188,431 H shares (long position) included the interests held in its capacity as beneficial owner, investment manager and custodian corporation / approved lending agent.

As at June 30, 2015, so far as the Directors are aware, save as disclosed above, no person (other than a Director, Supervisor or senior management of the Company) had an interest or short position in the shares of the Company according to the register of interests in shares and short positions kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance.

2.4 Information on Changes of Controlling Shareholder and the De Facto Controller

☐ Applicable ☒ Not applicable

3.	Directors’ Report

3.1 Management Discussion and Analysis

In the first half of 2015, despite the challenging environment brought about by the weak recovery of the international economy, the intensified downward pressure on the domestic economy, the fluctuation of international oil prices at low levels, and the weak market demand for oil and gas, the Group continued to implement its guidelines of quality, profitability and sustainable development, adhered to reform and innovation as driving forces, focused on the development of its principal oil and gas business, and organised production and operation based on the principle of improving quality and efficiency. The Group also vigorously implemented a series of measures such as broadening source of income, reducing costs and improving efficiency. As a result, the Group achieved stable, safe and controllable production and operation, and the operating results met the expectations.

3.1.1 Market Review

(1) Crude Oil Market

In the first half of 2015, the supply in the world’s oil market was sufficient in general, the international oil prices had generally fluctuated at low levels. The price spread between West Texas Intermediate (“WTI”) crude oil and other benchmark oil prices continued to become narrower. The average price for North Sea Brent crude oil and WTI crude oil was US$57.84 per barrel and US$53.25 per barrel respectively, representing a decrease of 46.9% and 47.2% as compared with the same period in 2014, respectively.

(2) Refined Products Market

In the first half of 2015, the domestic market demand for refined products showed a tendency to grow at a low to medium rates, the demand for gasoline kept growing relatively fast, and the demand for diesel continued to shrink. The domestic refining capacity continued to improve and market resources were generally sufficient, with a relatively excessive resource of diesel. According to the relevant information, in the first half of 2015, the quantity of domestically processed crude oil amounted to 235.34 million tons, representing an increase of 3.6% as compared with the same period in 2014, and the domestic output of refined products amounted to 148.61 million tons, representing an increase of 5.0% as compared with the same period in 2014. The consumption of refined products amounted to 135.68 million tons, representing an increase of 3.2% as compared with the same period in 2014, among which, the consumption of gasoline increased by 8.9% and the consumption of diesel dropped by 1.6%. The inventory of refined products increased by 2.39 million tons as compared with the same period in 2014 and was at a relatively high level. The PRC government made nine adjustments to the prices of domestic gasoline and diesel products, and the prices of reference gasoline and diesel products decreased, in aggregate, by RMB460 per ton and RMB385 per ton, respectively. The price trend of domestic refined products was broadly in line with that of oil prices in the international markets.

(3) Chemical Products Market

In the first half of 2015, as a result of the relatively low social inventory of chemical products and the concentrated overhaul of domestic chemical facilities, the demand for main chemical products resumed growth and the profitability of the chemical sector improved gradually, leading to more interest in the processing of domestic chemical products. The supply and demand in the market was generally balanced. In the first half of 2015, the domestic chemical market performance showed a V-shaped trend. The prices of main chemical products moved weakly to the bottom in the first quarter and then fluctuated at a high level in the second quarter.

(4) Natural Gas Market

In the first half of 2015, domestic natural gas output and sales kept increasing while the overall growth slowed down significantly. According to relevant information, the domestic output of natural gas in the first half of 2015 was 65.6 billion cubic metres, representing an increase of 3.8% as compared with the same period in 2014. Imports of natural gas amounted to 29.3 billion cubic metres, representing an increase of 3.5% as compared with the same period in 2014. The apparent consumption of natural gas was 90.6 billion cubic metres, representing an increase of 2.1% as compared with the same period in 2014.

3.1.2 Business Review

(1) Exploration and Production

Domestic Exploration Operations

In the first half of 2015, the Group enjoyed good momentum in its oil and gas exploration operations, put emphasis on key exploration areas and key projects, and strived to obtain available large-scale reserves and economically recoverable reserves. In terms of oil exploration, large-scale reserves at the levels of hundred million tons or ten million tons were found at Jiyuan and Zhenbei of Erdos, Junggar Basin and Tarim Basin as well as other regions. In terms of natural gas exploration, a number of large-scale reserves at the levels of hundred billion cubic metres were found in the east region and Sulige of Erdos, Sichuan Basin and Tarim Basin as well as other regions. Important progress was also made in the exploration of tight oil.

Domestic Development and Production Operations

In the first half of 2015, in its development of oil and gas fields, the Group put emphasis on efficient production, controlled the scale and pace of development, pushed forward the normalised fine water injection projects and the secondary development projects, continued to make significant on-site development experiments, and carried out the building of key production capacity in an orderly way, as a result of which the overall development profitability kept improving. The Group steadily pushed forward the development of unconventional gas, and the shale gas capacity building projects in Changning, Weiyuan and Zhaotong progressed as scheduled. The output from the coal bed gas projects continued to increase. In the first half of 2015, the crude oil output from domestic operations amounted to 402.1 million barrels, representing a decrease of 1.8% as compared with the same period in 2014, and the marketable natural gas output from domestic operations amounted to 1,445.7 billion cubic feet, representing an increase of 1.1% as compared with the same period in 2014. The oil and natural gas equivalent output from domestic operations amounted to 643.1 million barrels, representing a decrease of 0.7% as compared with the same period in 2014.

Overseas Oil and Gas Operations

In the first half of 2015, the Group strengthened its risk control of the overseas oil and gas operations. Based on the sensitivity of various contracting models to oil prices, the Group formulated operational strategies for various projects on a differentiated basis, and actively optimised its assets structure. The Group promoted the secondary development of oil fields with great efforts, and the Rumaila project in Iraq and other projects kept improving their outputs and efficiency. In the first half of 2015, the oil and natural gas equivalent output from overseas operations amounted to 92.8 million barrels, representing an increase of 38.3% as compared with the same period in 2014 and accounting for 12.6% of the total oil and natural gas equivalent output of the Group.

In the first half of 2015, the Group recorded a crude oil output of 477.5 million barrels, representing an increase of 2.6% as compared with the same period in 2014, a marketable natural gas output of 1,549.6 billion cubic feet, representing an increase of 3.6% as compared with the same period in 2014, and an oil and natural gas equivalent output of 735.9 million barrels, representing an increase of 2.9% as compared with the same period in 2014.

Summary of Operations of the Exploration and Production Segment

	Unit	First half of 2015	First half of 2014	Changes (%)
Crude oil output	Million barrels	477.5	465.6	2.6
Of which: Domestic	Million barrels	402.1	409.4	(1.8)
Overseas	Million barrels	75.4	56.2	34.1
Marketable natural gas output	Billion cubic feet	1,549.6	1,495.5	3.6
Of which: Domestic	Billion cubic feet	1,445.7	1,430.5	1.1
Overseas	Billion cubic feet	103.9	65.0	59.8
Oil and natural gas equivalent output	Million barrels	735.9	714.9	2.9
Of which: Domestic	Million barrels	643.1	647.8	(0.7)
Overseas	Million barrels	92.8	67.1	38.3

Note:	Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels and 1 cubic metre of natural gas = 35.315 cubic feet.

(2) Refining and Chemicals

In the first half of 2015, the Group followed market changes closely and organised the production and operation in a flexible way in its refining and chemicals sector. The Group optimised resources allocation and products structure, moderately increased chemical production workload and produced more marketable and high-profitability products. The Group achieved safe and steady operation by organising the overhaul of facilities in an orderly way. In the first half of 2015, the Group processed 495.7 million barrels of crude oil, representing a decrease of 0.9% as compared with the same period in 2014, and produced 46.475 million tons of refined oil products, representing an increase of 1.0% as compared with the same period in 2014.

In the first half of 2015, the Group accelerated the implementation of the quality upgrading project of the national standard V gasoline and diesel. Key projects, such as Yunnan Petrochemical, proceeded as planned.

Summary of Operations of the Refining and Chemicals Segment

	Unit	First half of 2015	First half of 2014	Changes (%)
Processed crude oil	Million barrels	495.7	500.0	(0.9)
Gasoline, kerosene and diesel output	’000 ton	46,475	45,994	1.0
Of which: Gasoline	’000 ton	15,964	15,562	2.6
Kerosene	’000 ton	2,585	2,053	25.9
Diesel	’000 ton	27,926	28,379	(1.6)
Refining yield	%	93.9	93.7	0.2 percentage point
Ethylene	’000 ton	2,229	2,395	(6.9)
Synthetic resin	’000 ton	3,731	3,884	(3.9)
Synthetic fibre raw materials and polymers	’000 ton	648	623	4.0
Synthetic rubber	’000 ton	320	354	(9.6)
Urea	’000 ton	1,206	1,525	(20.9)

Note: Figures have been converted at the rate of 1 ton of crude oil = 7.389 barrels.

(3) Marketing

Domestic Operations

In the first half of 2015, despite the adverse condition of the slowdown in the growth of demand for refined oil, in its marketing operations, the Group insisted on a market-oriented policy, strengthened the links between production, transportation and sales, optimised resources allocation and logistics, and focused on resources allocation in profitable markets. The Group also kept enhancing its capability of sales to end customers and promoted the expansion of sales and profitability. Meanwhile, the Group accelerated the integration of internet and conventional sales models and gradually developed non-oil businesses as new growth points.

International Trading Operations

In the first half of 2015, in its international trading operations, the Group focused on synergy and innovated trading models, vigorously explored high-end and high-profitability markets, and strived to enhance operating quality, resulting in stable growth in term of scale.

The Group sold a total of 77.815 million tons of gasoline, kerosene and diesel in the first half of 2015, representing an increase of 3.4% as compared with the same period in 2014.

(4) Natural Gas and Pipeline

In the first half of 2015, with respect to its natural gas business, the Group coordinated and optimised the utilisation of domestic gas and imported gas resources, implemented a proactive marketing strategy, optimised its sales structure, and changed its marketing methods, resulting in steady improvement of the sales profitability of natural gas. The Group also leveraged the advantages of its centralised control to optimise the deployment of its pipeline networks, with a view to releasing the full potentials of network storage capacity and keeping the general balance among production, transportation, sales and storage.

In the first half of 2015, the construction of key projects steadily progressed. The Mohe-Daqing transportation capacity expansion project and some other projects were completed and put into operation. The construction of the East Section of the Third West-East Gas Pipeline, the Jinzhou-Zhengzhou refined products pipeline and some other projects progressed smoothly.

3.1.3 Review of Operating Results

The financial data set out below is extracted from the interim condensed consolidated financial statements of the Group prepared under IFRS

(1) Consolidated Operating Results

In the first half of 2015, the Group achieved a turnover of RMB877,624 million, representing a decrease of 23.9% as compared with the same period in 2014. Profit attributable to owners of the Company was RMB25,406 million, representing a decrease of 62.7% as compared with the same period in 2014. Basic earnings per share were RMB0.14, representing a decrease of RMB0.23 as compared with the same period in 2014.

Turnover    Turnover decreased by 23.9% to RMB877,624 million for the first half of 2015 from RMB1,153,968 million for the first half of 2014. This was primarily due to the combined impact of the decrease in the prices of crude oil, refined products and other main products and the increase in the sales volume of crude oil, natural gas, gasoline and other products. The table below sets out the external sales volume and average realised prices for the major products sold by the Group in the first half of 2015 and 2014 and their respective percentages of change during these periods:

	Sales Volume (’000 ton)			Average Realised Price (RMB/ton)
	First half of 2015	First half of 2014	Percentage of change (%)	First half of 2015	First half of 2014	Percentage of change (%)
Crude oil*	48,645	44,324	9.75	2,478	4,530	(45.30)
Natural gas (100 million cubic metres, RMB/’000 cubic metres)	764.17	557.06	37.18	1,390	1,384	0.43
Gasoline	30,256	26,869	12.61	6,188	7,998	(22.63)
Diesel	39,733	42,102	(5.63)	4,861	6,697	(27.42)
Kerosene	7,826	6,257	25.08	3,493	5,933	(41.13)
Heavy oil	8,591	7,889	8.90	2,566	4,361	(41.16)
Polyethylene	1,926	1,949	(1.18)	8,527	9,956	(14.35)
Lubricant	662	793	(16.52)	8,182	9,486	(13.75)

*	The crude oil listed above represents all the external sales volume of crude oil of the Group.

Operating Expenses Operating expenses decreased by 21.0% to RMB830,509 million for the first half of 2015 from RMB1,050,888 million for the first half of 2014, of which:

Purchases, Services and Other Purchases, services and other decreased by 28.8% to RMB528,022 million for the first half of 2015 from RMB741,629 million for the first half of 2014. This was primarily due to (i) decreases in purchase costs as a result of oil price drop, (ii) decreases in purchase costs arising from natural gas imports as a result of decrease in both quantity and price of liquefied natural gas (“LNG”) imports, and (iii) decrease in certain purchase costs as a result of optimised production and operation.

Employee Compensation Costs Employee compensation costs for the first half of 2015 were RMB57,290 million, representing a decrease of 0.4% from RMB57,514 million for the first half of 2014. This was primarily due to the fact that the Group kept improving its performance-based compensation system, strictly controlled the total number of employees and strengthened its control of labour costs.

Exploration Expenses Exploration expenses decreased by 11.7% to RMB12,399 million for the first half of 2015 from RMB14,034 million for the first half of 2014. This was primarily due to the fact that the Group optimised its exploration deployment and cut down exploration costs, which resulted in a decrease in exploration expenses.

Depreciation, Depletion and Amortisation Depreciation, depletion and amortisation increased by 8.4% to RMB91,883 million for the first half of 2015 from RMB84,749 million for the first half of 2014. This was primarily due to the increase in the average carrying value of fixed assets and the average net book value of oil and gas properties, causing an increase in depreciation and depletion accordingly. The Group strictly controlled capital expenditures and vigorously optimised its assets structure, effectively curbing the tendency of significant increase in depreciation, depletion and amortisation.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased by 3.2% to RMB37,492 million for the first half of 2015 from RMB36,318 million for the first half of 2014. This was primarily due to the increase in transportation costs as a result of business expansion and the increase in costs associated with the overhauls, maintenance and repairs of refinery facilities that were scheduled in accordance with production needs.

Taxes other than Income Taxes Taxes other than income taxes decreased by 12.4% to RMB105,282 million for the first half of 2015 from RMB120,120 million for the first half of 2014, of which, as a result of the drop in crude oil price and a higher threshold for crude oil special gain levy, the Group did not incur crude oil special gain levy and the crude oil special gain levy in the first half of 2015 decreased by RMB35,976 million as compared with the same period in 2014, the resource tax decreased to RMB9,716 million for the first half of 2015 from RMB13,422 million for the first half of 2014, representing a decrease by RMB3,706 million as compared with the same period in 2014, and as a result of the adjustment made to the consumption tax policy, the Group’s consumption tax for the first half of 2015 increased to RMB76,165 million from RMB49,543 million for the first half of 2014, representing an increase by RMB26,622 million as compared with the same period in 2014.

Other Income, Net Other income, net, decreased by RMB1,617 million to RMB1,859 million for the first half of 2015, compared with other income, net, of RMB3,476 million for the first half of 2014. This was primarily due to the decrease in the confirmed VAT refunding for imported natural gas in the reporting period.

Profit from Operations Profit from operations was RMB47,115 million for the first half of 2015, representing a decrease of 54.3% from RMB103,080 million for the first half of 2014.

Net Exchange Loss Net exchange loss decreased by RMB1,644 million to RMB267 million for the first half of 2015 from RMB1,911 million for the first half of 2014. This was mainly due to the significant depreciation of Kazakhstan Tenge during the same period in 2014.

Net Interest Expenses Net interest expenses increased by 1.5% to RMB11,690 million for the first half of 2015 from RMB11,514 million for the first half of 2014. The increase was mainly due to the fact that the People’s Bank of China lowered the benchmark deposit rate three times in the first half of 2015, resulting in a decrease in interest income.

Profit before Income Tax Expense Profit before income tax expense was RMB38,437 million for the first half of 2015, representing a decrease of 59.8% from RMB95,717 million for the first half of 2014.

Income Tax Expense Income tax expense decreased by 54.5% to RMB9,846 million for the first half of 2015 from RMB21,662 million for the first half of 2014. This was primarily due to the decrease in the taxable profit.

Profit for the period Profit amounted to RMB28,591 million for the first half of 2015, representing a decrease of 61.4% from RMB74,055 million for the first half of 2014.

Profit attributable to non-controlling interests Profit attributable to non-controlling interests was RMB3,185 million for the first half of 2015, representing a decrease of 46.3% from RMB5,931 million for the first half of 2014. This was primarily due to the decrease in the profits of certain overseas subsidiaries of the Group caused by the drop of crude oil price.

Profit attributable to owners of the Company Profit attributable to owners of the Company amounted to RMB25,406 million for the first half of 2015, representing a decrease of 62.7% from RMB68,124 million for the first half of 2014.

(2) Segment Results

Exploration and Production

Turnover The turnover of the Exploration and Production segment for the first half of 2015 was RMB245,878 million, representing a decrease of 38.4% from RMB399,366 million for the first half of 2014. This was primarily due to the combined impact of the drop of crude oil price and the increase in sales volume of natural gas. The average realised crude oil price in the first half of 2015 was US$52.10 per barrel, representing a decrease of 48.0% from US$100.14 per barrel for the first half of 2014.

Operating Expenses Operating expenses of the Exploration and Production segment decreased by 28.3% to RMB212,961 million for the first half of 2015 from RMB297,128 million for the first half of 2014. This was primarily due to the decrease in the purchase costs for importing crude oil and the decrease in such taxes and levies as crude oil special gain levy and resource tax.

The Group continued to tighten cost controls. In the first half of 2015, the oil and gas lifting cost was US$12.61 per barrel, representing a decrease of 2.8% from US$12.97 per barrel in the first half of 2014.

Profit from Operations In the first half of 2015, in the Exploration and Production segment, the Group continued to transform its mode of development, placed emphasis on technology innovation for better results, and strengthened its control of investment. However, due to the adverse impact caused by the significant drop in international crude oil prices, the Group realised an operating profit of RMB32,917 million, representing a decrease of 67.8% from RMB102,238 million for the first half of 2014. The Exploration and Production segment remained a key profit contributor to the Group.

Refining and Chemicals

Turnover The turnover of the Refining and Chemicals segment for the first half of 2015 was RMB334,439 million, representing a decrease of 21.6% from RMB426,545 million for the first half of 2014. This was primarily due to the decrease in the prices of certain refining and chemical products under market influence.

Operating Expenses Operating expenses of the Refining and Chemicals segment decreased by 23.3% to RMB329,782 million for the first half of 2015 from RMB429,980 million for the first half of 2014. This was primarily due to the decrease in the raw material costs of products.

In the first half of 2015, the cash processing cost of refineries was RMB175.64 per ton, representing an increase of 4.6% as compared with RMB167.86 per ton in the same period in 2014. This was primarily due to the increase in fuel and power costs, which was caused by the upgrade of the quality of diesel.

Profit from Operations In the first half of 2015, by placing emphasis on the principles of market orientation and profitability, strengthening production and operation analysis, keeping optimising the structure of products and intensifying control of costs and expenses, the Refining and Chemicals segment recorded a profit as a whole for the first time since 2011. In the first half of 2015, the Refining and Chemicals segment achieved a profit from operations amounting to RMB4,657 million, representing an increase of RMB8,092 million as compared with the loss of RMB3,435 million for the first half of 2014. The refining operations generated an operating profit of RMB5,550 million, representing an increase in operating profit of RMB1,195 million as compared with RMB4,355 million in the same period in 2014. The chemical operations incurred an operating loss of RMB893 million, representing a decrease in operating loss by RMB6,897 million as compared with the operating loss of RMB7,790 million for the same period in 2014.

Marketing

Turnover The turnover of the Marketing segment decreased by 27.5% to RMB713,955 million for the first half of 2015 from RMB984,685 million for the first half of 2014, which was primarily due to the combined impact of a decrease in refined product prices and an increase in sales volume.

Operating Expenses Operating expenses of the Marketing segment decreased by 27.2% to RMB711,172 million for the first half of 2015 from RMB976,539 million for the first half of 2014. This was primarily due to a decrease in the expenses relating to the purchase of refined products from external suppliers.

Profit from Operations In the first half of 2015, the domestic business of the Marketing segment significantly increased its sales volume by developing the market through multiple channels and strengthening the sales of products with high profits. The international trading operations has effectively controlled market risks, and consistently improved the operation efficiency. Yet, due to the adverse impact caused by the significant drop of refined product prices, the slowdown in the growth of demand in the domestic refined product market and the fiercer competition in the market, the Marketing segment achieved an operating profit of RMB2,783 million for the first half of 2015, representing a decrease of 65.8% from RMB8,146 million for the first half of 2014.

Natural Gas and Pipeline

Turnover The turnover of the Natural Gas and Pipeline segment increased by 3.1% to RMB139,212 million for the first half of 2015 from RMB134,963 million for the first half of 2014, which was primarily due to the increase in the sales volume of natural gas.

Operating Expenses Operating expenses of the Natural Gas and Pipeline segment decreased by 5.0% to RMB124,345 million for the first half of 2015 from RMB130,880 million for the first half of 2014. This was primarily due to the decrease in natural gas import costs.

Profit from Operations In the first half of 2015, the Natural Gas and Pipeline segment optimised resources allocation, reduced comprehensive purchase costs, intensified marketing efforts, and improved the operating efficiency and comprehensive results of the business chain, resulting in an operating profit of RMB14,867 million, which represented an increase of 264.1% from RMB4,083 million for the first half of 2014. In the first half of 2015, the Natural Gas and Pipeline segment recorded a loss of RMB10,626 million on the sales of imported natural gas and LNG, representing a decrease in loss of RMB9,734 million as compared with the same period in 2014. Such losses include a loss of RMB5,231 million for the sales of 14.625 billion cubic metres of natural gas imported from Central Asia, a loss of RMB5,602 million for the sales of 3.250 billion cubic metres of imported LNG, and a loss of RMB1,738 million for the sales of 1.990 billion cubic metres of natural gas imported from Burma.

In the first half of 2015, the Group’s international operations(note) achieved a turnover of RMB280,504 million. Profit before income tax expense of overseas operations was RMB1,676 million. The international operations maintained healthy development and the Group’s internationalised operational capabilities were further improved.

Note: The four operating segments of the Group are namely Exploration and Production, Refining and Chemicals, Marketing as well as Natural Gas and Pipeline. International operations do not constitute a separate operating segment of the Group. The financial data of international operations are included in the financial data of the respective operating segments mentioned above.

(3) Cash Flows

As at June 30, 2015, the primary sources of funds of the Group were cash from operating activities and short-term and long-term borrowings. The funds of the Group were mainly used for operating activities, capital expenditures, repayment of short-term and long-term borrowings and distribution of dividends to the shareholders of the Company.

The table below sets forth the cash flows of the Group for the first half of 2015 and 2014, respectively, and the amount of cash and cash equivalents as at the end of each period:

	Period of six months ended June 30
	2015	2014
	RMB million	RMB million
Net cash flows from operating activities	110,936	133,484
Net cash flows used for investing activities	(100,412)	(117,906)
Net cash flows (used for)/from financing activities	(18,068)	22,213
Translation of foreign currency	(121)	277
Cash and cash equivalents at the end of the period	66,113	89,475

Net Cash Flows From Operating Activities

The net cash flows of the Group from operating activities for the first half of 2015 were RMB110,936 million, representing a decrease of 16.9% from RMB133,484 million for the first half of 2014. This was mainly due to a combination of effects brought about by the decrease of profit during the reporting period and the change in working capital. As at June 30, 2015, the Group had cash and cash equivalents of RMB66,113 million, among which, approximately 58.6% were denominated in Renminbi, approximately 30.1% were denominated in US Dollars, approximately 8.9% were denominated in Hong Kong Dollars and approximately 2.4% were denominated in other currencies.

Net Cash Flows Used For Investing Activities

The net cash flows of the Group used for investing activities for the first half of 2015 were RMB100,412 million, representing a decrease of 14.8% from RMB117,906 million for the first half of 2014. This was primarily due to the fact that the Group strengthened its investment management and decreased capital expenditures in the first half of 2015.

Net Cash Flows (Used For)/From Financing Activities

The net cash flows of the Group used for financing activities for the first half of 2015 were RMB18,068 million. The net cash flows of the Group from financing activities for the first half of 2014 were RMB22,213 million. The cash flow associated with financing activities turned from net inflow to net outflow, which was primarily due to a substantial increase in the repayment of long-term and short-term borrowings during the reporting period as compared with the same period in 2014, as a result of the strengthening of the management of capital and interest-bearing borrowings by the Group.

The net borrowings of the Group as at June 30, 2015 and December 31, 2014, respectively, were as follows:

	As at June 30, 2015	As at December 31, 2014
	RMB million	RMB million
Short-term borrowings (including current portion of long-term borrowings)	178,591	169,128
Long-term borrowings	359,830	370,301

Total borrowings	538,421	539,429

Less: Cash and cash equivalents	66,113	73,778

Net borrowings	472,308	465,651

The following table sets out the remaining contractual maturities of borrowings as at June 30, 2015 and December 31, 2014, respectively, which are based on contractual undiscounted cash flows including principal and interest, and the earliest contractual maturity date:

	As at June 30, 2015	As at December 31, 2014
	RMB million	RMB million
Within 1 year	197,014	189,435
Between 1 and 2 years	72,664	76,999
Between 2 and 5 years	239,691	222,379
After 5 years	94,651	128,580

	604,020	617,393

Of the total borrowings of the Group as at June 30, 2015, approximately 53.9% were fixed-rate loans and approximately 46.1% were floating-rate loans. Of the total borrowings as at June 30, 2015, approximately 68.4% were denominated in Renminbi, approximately 30.8% were denominated in US Dollars and approximately 0.8% were denominated in other currencies.

As at June 30, 2015, the gearing ratio of the Group (gearing ratio = interest-bearing debts/(interest-bearing debts + total equity)) was 28.9% (December 31, 2014: 29.0%).

(4) Capital Expenditures

For the first half of 2015, the Group devoted great efforts to control investment costs, continued to optimise its investment structure and reasonably adjusted the pace of construction of projects and, as such, its capital expenditures were RMB61,653 million, representing a decrease of 32.3% from RMB91,101 million for the first half of 2014. The following table sets out the capital expenditures incurred by the Group for the first half of 2015 and for the first half of 2014 and the estimated capital expenditures for each of the business segments of the Group for the whole year of 2015.

	For the first half of 2015		For the first half of 2014		Estimates for 2015
	RMB million	(%)	RMB million	(%)	RMB million	(%)
Exploration and Production*	48,005	77.87	69,507	76.30	193,900	76.04
Refining and Chemicals	5,058	8.20	5,956	6.54	25,500	10.00
Marketing	1,462	2.37	1,283	1.41	8,600	3.37
Natural Gas and Pipeline	6,731	10.92	13,932	15.29	26,400	10.35
Head Office and Other	397	0.64	423	0.46	600	0.24

Total	61,653	100.00	91,101	100.00	255,000	100.00

*	If investments related to geological and geophysical exploration costs were included, the capital expenditures and investments for the Exploration and Production segment for the first half of 2014 and the first half of 2015, and the estimates for the same for the year of 2015 would be RMB76,195 million, RMB54,134 million and RMB203,900 million, respectively.

Exploration and Production

Capital expenditures for the Exploration and Production segment of the Group amounted to RMB48,005 million for the first half of 2015. The expenditures were primarily used for oil and gas exploration and development conducted both within and outside the PRC. The Group’s domestic exploration focused on the development of oil and gas regions such as Erdos Basin, Tarim Basin and Sichuan Basin, with a focus on maintaining and increasing the output from oil and gas fields such as those in Daqing, Changqing, Liaohe, Xinjiang, Tarim and the South-Western as well as the development of unconventional resources such as coal bed gas and shale gas. For its overseas operations, the Group continued to push forward the existing oil and gas exploration and development projects in joint cooperation areas in the Middle East, Central Asia, America and the Asia Pacific region.

The Group anticipates that capital expenditures for the Exploration and Production segment throughout 2015 would amount to RMB193,900 million.

Refining and Chemicals

Capital expenditures for the Refining and Chemicals segment of the Group amounted to RMB5,058 million for the first half of 2015, primarily used for the construction of the large refining and chemical project of Yunnan Petrochemical and the quality upgrade project for gasoline and diesel oil products.

The Group anticipates that capital expenditures for the Refining and Chemicals segment throughout 2015 will amount to RMB25,500 million.

Marketing

Capital expenditures for the Marketing segment of the Group amounted to RMB1,462 million for the first half of 2015, which were used primarily for the construction and expansion of the domestic sales networks for high-profitability markets and the construction of overseas oil and gas operation, etc.

The Group anticipates that capital expenditures for the Marketing segment throughout 2015 will amount to RMB8,600 million.

Natural Gas and Pipeline

Capital expenditures for the Natural Gas and Pipeline segment of the Group amounted to RMB6,731 million for the first half of 2015, which were used primarily for the construction of key oil and gas transmission pipelines such as those of Third West-East Gas Pipeline, Tieling-Dalian Crude Oil Pipeline and Jinzhou-Zhengzhou Refined Oil Pipeline, gas storage projects and city gas facilities.

The Group anticipates that capital expenditures for the Natural Gas and Pipeline segment throughout 2015 will amount to RMB26,400 million.

Head Office and Other

Capital expenditures for Head Office and Other for the first half of 2015 were RMB397 million, which were primarily used for scientific research activities and construction of information system.

The Group anticipates that capital expenditures for Head Office and Other throughout 2015 will amount to RMB600 million.

3.1.4 Business Prospects for the Second Half of the Year

The mild recovery of the global economy will remain highly uncertain in the second half of 2015 and the supply in the international oil market will continue to be sufficient. The global oil price is likely to keep fluctuating at a low level. It is expected that the domestic economy will continue to develop at a reasonable pace, while downward pressure on the economy still exists. China’s reform of exchange rate formation mechanism will keep improving the exchange rate marketisation of Renminbi. The growth of domestic demand for oil and gas will slow down and the market competition will get tougher. Whilst the operational environment remains complex and uncertain, the Group will enhance its analysis and assessment of the situation, grasp favourable opportunities arising from the State’s major strategies such as “One Belt One Road”, focus on improving quality and efficiency, endeavour to promote the development of its main business of oil and gas, coordinate and optimise its production and operations, continue to implement measures to broaden source of income, reduce costs and improve efficiency, keep emphasising the concept of innovation-driven and strive to accomplish its production and operation targets for the year and facilitate the steady development of the Group.

In respect of exploration and production, the Group will continue to strengthen its efforts for oil and gas exploration, place emphasis on meticulous exploration at key zones and pre-exploration and venture exploration at key areas and key basins, promote the exploration of tight oil and expand large-scale economically recoverable reserves and transform them into available reserves. The Group will organise its crude oil production in a scientific way based on profitability contribution, strengthen the optimisation of development plans, technical support and dynamic tracking. The development of natural gas will act as the profit growth points and intensify the graded and dynamic regulation of major gas areas, key gas fields and high-yield wells, with a view to maintain the steady and balanced development of its oil and gas production.

In respect of refining and chemicals operations, the Group will speed up its adjustments based on market and capacity, optimise its allocation of crude oil resources, process route and products structure, reasonably arrange the processing load, increase its production of marketable and high-profitability products, and strive to increase profits. The Group will promote such key projects as Yunnan Petrochemical in an orderly manner. The Group will also accelerate the development of the upgrade project of the quality of refined oil and steadily carry out the updating of gasoline and diesel quality to the national V standard.

In respect of the sales of refined products, the Group will keep optimising its sales structure, the flow of recourses and its inventory operation, strengthen the core position of its retail operations, increase sales volume from oil guns and sales volume of high value-added products, intensify the integrated marketing of refined oil, fuel cards, unconventional businesses and lubricants and strive to improve the overall profitability. The Group will also innovate on business models, strengthen joint ventures and cooperation, develop end sales network in a flexible way, speed up its deployment in markets with quality and high profit and improve its market control.

In respect of natural gas and pipelines operations, the Group will effectively promote market development, strengthen the management of new users, optimise the structure of areas and users, increase the percentage of high-end and high-profitability markets and implement a proactive season-based pricing strategy and strive to improve the profitability of natural gas sales. The Group will also improve the planning of the pipelines operations, complete and put into operation a batch of key projects such as the East Section of the Third West-East Gas Pipeline.

In respect of international operations, the Group will aim at quality development, further optimise development plans, business structure and regional deployment based on projected oil price and prospects of development, continue to improve the profitability of major oil and gas production areas and key projects, and strengthen joint ventures and cooperation so as to enhance the overall profitability. The Group will further strengthen the economic evaluation and risk assessment mechanism for key projects, effectively control various risks. For international trade, the Group will continue to improve its overseas oil and gas operation centres and global marketing network, further optimise channels of recourses and pricing mechanism and enhance the quality and profitability of trade operations.

3.2 Other Financial Information

3.2.1 Principal Operations by Segment under CAS

	Income from principal operations for the first half of 2015	Cost of principal operations for the first half of 2015	Gross margin*	Changes in income from principal operations over the same period of the preceding year	Changes in cost of principal operations over the same period of the preceding year	Increase/ (decrease) in gross margin
	RMB million	RMB million	(%)	(%)	(%)	(Percentage points)
Exploration and Production	240,775	177,573	20.5	(38.7)	(18.0)	(9.7)
Refining and Chemicals	331,196	217,716	7.9	(21.8)	(37.8)	3.9
Marketing	706,824	676,517	4.1	(27.8)	(28.4)	0.7
Natural Gas and Pipeline	137,542	121,239	11.5	3.0	(6.5)	9.0
Head Office and Other	153	50	—	(21.5)	(38.3)	—
Inter-segment elimination	(556,569)	(555,149)	—	—	—	—

Total	859,921	637,946	13.8	(24.3)	(24.8)	(1.4)

*	Gross margin = Profit from principal operations / Income from principal operations

3.2.2 Principal Operations by Region under CAS

	First half of 2015	First half of 2014	Changes over the same period of the preceding year
Operating income	RMB million	RMB million	(%)
Mainland China	597,120	746,477	(20.0)
Other	280,504	407,491	(31.2)

Total	877,624	1,153,968	(23.9)

3.2.3 Final Dividend for the Year Ended December 31, 2014

The final dividend in respect of 2014 of RMB0.09601 per share (inclusive of applicable tax), amounting to a total of RMB17,572 million was approved by the shareholders at the Annual General Meeting of the Company on June 23, 2015 and was paid on July 9, 2015 (for A shares) and August 13, 2015 (for H shares) respectively.

3.2.4 Interim Dividend for 2015 and Closure of Register of Members

The Board of Directors (the “Board”) was authorised by the shareholders to approve the distribution of an interim dividend for 2015 at the Annual General Meeting of the Company on June 23, 2015. The Board has resolved to declare and pay to all shareholders of the Company an interim dividend of RMB0.06247 per share (inclusive of applicable tax) for the six months ended June 30, 2015 on the basis of a total of 183,020,977,818 shares of the Company as at June 30, 2015. The total amount of the interim dividend payable is RMB11,433 million.

The interim dividend of the Company will be paid to shareholders whose names appear on the register of members of the Company at the close of trading on September 17, 2015. The register of members of H shares will be closed from September 12, 2015 to September 17, 2015 (both days inclusive) during which period no transfer of H shares will be registered. In order to qualify for the interim dividend, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited on or before 4:30 p.m., September 11, 2015. Holders of A shares whose names appear on the register of members of the Company maintained at China Securities Depository and Clearing Corporation Limited (“CSDC”) at the close of trading on the Shanghai Stock Exchange in the afternoon of September 17, 2015 will be eligible for the interim dividend.

In accordance with the relevant provisions of the Articles of Association of PetroChina Company Limited (the “Articles of Association”) and relevant laws, dividends payable to the shareholders of the Company shall be declared in Renminbi. Dividends payable to the holders of A shares shall be paid in Renminbi, and for the A shares of the Company listed on the Shanghai Stock Exchange and invested by the investors through the Hong Kong Stock Exchange, dividends shall be paid in Renminbi to the accounts of the nominal shareholders through CSDC. Save for the H shares of the Company listed on the Hong Kong Stock Exchange and invested by the investors through the Shanghai Stock Exchange (the “H Shares under the Southbound Trading Link”), dividends payable to the holders of H shares shall be paid in Hong Kong Dollars. The applicable exchange rate shall be the average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the dividends by the Board. Dividends payable to the holders of H Shares under the Southbound Trading Link shall be paid in Renminbi. In accordance with the Agreement on Payment of Cash Dividends on the H Shares under the Southbound Trading Link between the Company and CSDC, CSDC will receive the dividends payable by the Company to holders of the H Shares under the Southbound Trading Link as a nominal holder of the H Shares under the Southbound Trading Link on behalf of investors and assist the payment of dividends on the H Shares under the Southbound Trading Link to investors thereof. The average of the medium exchange rate for Renminbi to Hong Kong Dollar as announced by the People’s Bank of China for the week prior to the declaration of the 2015 interim dividend by the Board was RMB0.82446 to 1.00 Hong Kong Dollar. Accordingly, the interim dividend will be 0.07577 Hong Kong Dollar per H share (inclusive of applicable tax).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”), and will pay the declared interim dividend the Receiving Agent for their onward payment to the holders of H shares. The interim dividend will be paid by the Receiving Agent around October 27, 2015 to the holders of H shares by ordinary mail at their own risks.

According to the Law on Corporate Income Tax of the People’s Republic of China and the relevant implementing rules which came into effect on January 1, 2008, the Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the H share register of members of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organisations will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax. Any holders of H shares wishing to change their shareholder status should consult their agents or trust institutions on the relevant procedures. The Company will withhold and pay the corporate income tax strictly in accordance with the relevant laws or requirements of the relevant governmental departments and strictly based on the information that will have been registered on the Company’s H share register of members on September 17, 2015.

According to the regulation promulgated by the State Administration of Taxation of the PRC (GuoShui Han [2011] No.348), the Company is required to withhold and pay the individual income tax for individual holders of H shares and individual holders of H shares are entitled to certain tax preferential treatments according to the tax agreements between those countries where the individual holders of H shares are resident and China and the provisions in respect of tax arrangements between mainland China and Hong Kong (Macau). The Company will withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual holders of H shares who are Hong Kong residents, Macau residents or residents of those countries which have agreements with China prescribing for a tax rate of 10% for individual income tax in respect of dividends. For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate lower than 10% for individual income tax in respect of dividends, the Company will make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative) (GuoShui Fa [2009] No.124)
(  ). For individual holders of H shares who are residents of those countries which have agreements with China prescribing for a tax rate higher than 10% but lower than 20% for individual income tax in respect of dividends, the Company will withhold the individual income tax at the agreed-upon effective tax rate. For individual holders of H shares who are residents of those countries without any taxation agreements with China or those which have agreements with China prescribing for a tax rate of 20% for individual income tax in respect of dividends or other situations, the Company will withhold the individual income tax at a tax rate of 20%.

The Company will determine the country of residence of the individual holders of H shares based on the registered address as recorded in the register of members of the Company (the “Registered Address”) on September 17, 2015 and will accordingly withhold and pay the individual income tax. If the country of residence of the individual holders of H shares is not the same as the Registered Address, the individual holders of H shares shall notify the share registrar of the Company’s H shares and provide relevant supporting documents on or before 4:30 p.m., September 11, 2015 at the following address: Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. If the individual holders of H shares do not provide the relevant supporting documents to the share registrar of the Company’s H shares within the time period stated above, the Company will determine the country of residence of the individual holders of H shares based on the Registered Address recorded on September 17, 2015.

The Company will not entertain any claims arising from and assumes no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax.

In accordance with the Circular on the Tax Policies concerning the Pilot Program of the Shanghai and Hong Kong Stock Market Trading Interconnection Mechanism ( ), which became effective on November 17, 2014, with regard to the dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will withhold their individual income tax at the tax rate of 20% in accordance with the register of individual mainland investors provided by CSDC. As to the withholding tax having been paid abroad, an individual investor may file an application for tax credit with the competent tax authority of CSDC with an effective credit document. With respect to the dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong Stock Connect, the Company will levy tax with reference to the provisions concerning the collection of tax on individual investors. The Company will not withhold income tax on dividends obtained by mainland enterprise investors, and mainland enterprise investors shall file their income tax returns and pay tax themselves instead.

With regard to the dividends obtained by the investors (including enterprises and individuals) from investment in the A shares of the Company listed on Shanghai Stock Exchange through the Hong Kong Stock Exchange, the Company will withhold income tax at the tax rate of 10%, and file tax withholding returns with the competent tax authority. Where there is any tax resident of a foreign country out of this type of investors and the rate of income tax on dividends is less than 10%, as provided for in the tax treaty between the country and the PRC, the enterprise or individual may personally, or entrust a withholding agent to, file an application for the tax treatment under the tax treaty with the competent tax authority of the Company. Upon review, the competent tax authority will refund tax based on the difference between the amount of tax having been collected and the amount of tax payable calculated at the tax rate as set out in the tax treaty.

4.	Significant Events

4.1 Progress of Litigation

Regarding the previously disclosed class action proceedings brought by individual overseas shareholders before the United States District Court for the Southern District of New York (the “District Court”) against the Company and certain individuals based on the fact that certain former directors and former senior management were subject to an investigation conducted by the relevant PRC authorities, the notice of such action had been served to the Company. Details of such notice are further provided in the Company’s announcements in connection with the disclosure of the proceedings (No. Lin 2013-025 and Lin 2013-031 respectively) posted on the websites of Shanghai Stock Exchange and on China Securities Journal, Shanghai Securities News and Securities Times dated September 6, 2013 and November 26, 2013 and on the website of the Hong Kong Stock Exchange. On April 4, 2014, the District Court entered an order consolidating the related actions and appointing lead plaintiff and lead counsel.

On June 6, 2014, the lead plaintiff filed an Amended Class Action Complaint (the “Amended Complaint”), whereby the individual defendants were changed to three former directors and former senior management members including Jiang Jiemin, Ran Xinquan and Li Hualin. The Amended Complaint alleges substantially the same securities law violations as were alleged in the complaints in the original related actions.

On August 5, 2014, the Company filed a motion to dismiss the Amended Complaint.

In November 2014, upon approval by the court, the U.S. plaintiff further submitted a Revised Joinder Indictment. In view of the indictment, the Company filed another motion to dismiss with the court in February 2015. In April 2015, the court convened a pre-motion meeting attended by both parties and entered an order dismiss the plaintiff’s request for submission of supplemental documents.

In early May 2015, plaintiffs filed a Memorandum of Law in Opposition to Motion with the District Court. In late May 2015, the Company filed a Reply Memorandum of Law in Support of Motion with the District Court. On August 3, 2015, the District Court issued an Opinion and Order, granting the Company’s motion to dismiss, and directing termination of the motion and the closing of the case. On August 10, 2015, pursuant to the U.S. federal court procedure rules, plaintiffs filed notice of appeal to the United States Court of Appeals for the Second Circuit from the judgment entered by the District Court.

During the reporting period, the normal course of business of the Company has not been affected. The Company intends to vigorously contest the appeal to protect the legitimate rights and interests of the Company.

4.2 Events After the Balance Sheet Date

There is no event after the balance sheet date.

5.	Financial Report

5.1 Explanation for Changes in Accounting Policy, Accounting Estimate or Recognition Policy as Compared with those for Last Annual Report

☐  Applicable     ☒  Not applicable

5.2 Nature, Corrected Amount, Reason and Impact of Material Accounting Error

☐  Applicable    ☒  Not applicable

5.3 Changes in the Scope of Consolidation as Compared with those for Last Annual Report

☐  Applicable    ☒  Not applicable

5.4 Statement of the Board of Directors and the Supervisory Committee on Issuance of a “Non-Standard Auditing Report” by the Auditor

☐  Applicable     ☒  Not applicable

5.5 The Balance Sheets, Income Statements, with Comparatives

5.5.1 Condensed financial statements prepared in accordance with IFRS

(1) Condensed Consolidated Statement of Comprehensive Income

	Notes	Six months ended June 30
		2015	2014
		RMB million	RMB million
TURNOVER	(i)	877,624	1,153,968

OPERATING EXPENSES
Purchases, services and other		(528,022)	(741,629)
Employee compensation costs		(57,290)	(57,514)
Exploration expenses, including exploratory dry holes		(12,399)	(14,034)
Depreciation, depletion and amortisation		(91,883)	(84,749)
Selling, general and administrative expenses		(37,492)	(36,318)
Taxes other than income taxes		(105,282)	(120,120)
Other income, net		1,859	3,476

TOTAL OPERATING EXPENSES		(830,509)	(1,050,888)

PROFIT FROM OPERATIONS		47,115	103,080

FINANCE COSTS
Exchange gain		2,091	2,952
Exchange loss		(2,358)	(4,863)
Interest income		875	1,040
Interest expense		(12,565)	(12,554)

TOTAL NET FINANCE COSTS		(11,957)	(13,425)

SHARE OF PROFIT OF ASSOCIATES AND JOINT VENTURES		3,279	6,062

PROFIT BEFORE INCOME TAX EXPENSE	(ii)	38,437	95,717
INCOME TAX EXPENSE	(iii)	(9,846)	(21,662)

PROFIT FOR THE PERIOD		28,591	74,055

OTHER COMPREHENSIVE INCOME RECLASSIFIABLE TO PROFIT OR LOSS:
Currency translation differences		(4,554)	(1,016)
Fair value gain/(loss) from available-for-sale financial assets, net of tax		34	(12)
Share of the other comprehensive (loss)/income of associates and joint ventures accounted for using the equity method		(267)	43

OTHER COMPREHENSIVE LOSS, NET OF TAX		(4,787)	(985)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		23,804	73,070

PROFIT FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		25,406	68,124
Non-controlling interests		3,185	5,931

		28,591	74,055

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the Company		21,053	68,625
Non-controlling interests		2,751	4,445

		23,804	73,070

BASIC AND DILUTED EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO OWNERS OF THE COMPANY (RMB)	(iv)	0.14	0.37

(2) Condensed Consolidated Statement of Financial Position

	Notes	June 30, 2015	December 31, 2014
		RMB million	RMB million
NON-CURRENT ASSETS
Property, plant and equipment		1,710,408	1,747,691
Investments in associates and joint ventures		115,881	116,947
Available-for-sale financial assets		2,191	2,170
Advance operating lease payments		67,229	66,341
Intangible and other non-current assets		65,226	62,962
Deferred tax assets		15,019	14,995
Time deposits with maturities over one year		3,057	3,059

TOTAL NON-CURRENT ASSETS		1,979,011	2,014,165

CURRENT ASSETS
Inventories		172,925	165,977
Accounts receivable	(vi)	59,211	53,104
Prepaid expenses and other current assets		99,340	83,379
Notes receivable		7,401	12,827
Time deposits with maturities over three months but within one year		1,331	2,243
Cash and cash equivalents		66,113	73,778

TOTAL CURRENT ASSETS		406,321	391,308

CURRENT LIABILITIES
Accounts payable and accrued liabilities	(vii)	350,106	364,060
Income taxes payable		5,810	6,917
Other taxes payable		26,413	39,724
Short-term borrowings		178,591	169,128

TOTAL CURRENT LIABILITIES		560,920	579,829

NET CURRENT LIABILITIES		(154,599)	(188,521)

TOTAL ASSETS LESS CURRENT LIABILITIES		1,824,412	1,825,644

EQUITY
EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Share capital		183,021	183,021
Retained earnings		715,132	707,303
Reserves		283,858	285,570

TOTAL EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY		1,182,011	1,175,894
NON-CONTROLLING INTERESTS		141,028	141,887

TOTAL EQUITY		1,323,039	1,317,781

NON-CURRENT LIABILITIES
Long-term borrowings		359,830	370,301
Asset retirement obligations		113,496	109,154
Deferred tax liabilities		15,920	15,900
Other long-term obligations		12,127	12,508

TOTAL NON-CURRENT LIABILITIES		501,373	507,863

TOTAL EQUITY AND NON-CURRENT LIABILITIES		1,824,412	1,825,644

(3) Selected notes from the financial statements prepared in accordance with IFRS

(i) Turnover

Turnover represents revenues from the sale of crude oil, natural gas, refined products and petrochemical products and from the transmission of crude oil, refined products and natural gas.

(ii) Profit Before Income Tax Expense

	Six months ended June 30
	2015	2014
	RMB million	RMB million
Items credited and charged in arriving at the profit before income tax expense include:

Credited
Dividend income from available-for-sale financial assets	248	263
Reversal of provision for impairment of receivables	30	48
Reversal of write down in inventories	7	24

Charged
Amortisation of intangible and other assets	2,030	2,157
Cost of inventories recognised as expense	643,441	852,280
Interest expense (Note (i))	12,565	12,554
Loss/(gain) on disposal of property, plant and equipment	205	(8)
Operating lease expenses	6,236	5,764
Research and development expenses	7,633	7,768
Write down in inventories	119	69

Note (i): Interest expense
Interest expense	13,912	14,113
Less: Amount capitalised	(1,347)	(1,559)

	12,565	12,554

(iii) Income Tax Expense

	Six months ended June 30
	2015	2014
	RMB million	RMB million
Current taxes	9,532	27,151
Deferred taxes	314	(5,489)

	9,846	21,662

In accordance with the relevant PRC income tax rules and regulations, the PRC corporate income tax rate applicable to the Group is principally 25%. Operations of the Group in western regions in China qualified for certain tax incentives in the form of a preferential income tax rate of 15% through the year 2020.

(iv) Basic and Diluted Earnings Per Share

Basic and diluted earnings per share for the six months ended June 30, 2015 and June 30, 2014 have been computed by dividing profit attributable to owners of the Company by 183,021 million shares issued and outstanding during the period.

There are no potentially dilutive ordinary shares.

(v) Dividends

	Six months ended June 30
	2015	2014
	RMB million	RMB million
Interim dividends attributable to owners of the Company for 2015 (note a)	11,433	—
Interim dividends attributable to owners of the Company for 2014 (note c)	—	30,656

(a)	As authorised by shareholders in the Annual General Meeting on June 23, 2015, the Board of Directors resolved to distribute interim dividends attributable to owners of the Company in respect of 2015 of RMB0.06247 yuan per share amounting to a total of RMB11,433 million. This dividend is not recognised as liability at the end of the reporting period, as it was declared after the date of the statement of financial position.
(b)	Final dividends attributable to owners of the Company in respect of 2014 of RMB0.09601 yuan per share amounting to a total of RMB17,572 million were approved by the shareholders in the Annual General Meeting on June 23, 2015 and were paid on July 9 (A shares) and August 13, 2015(H shares)respectively.
(c)	Interim dividends attributable to owners of the Company in respect of 2014 of RMB0.16750 yuan per share amounting to a total of RMB30,656 million were paid on September 19 (A shares) and September 29, 2014(H shares).
(d)	Final dividends attributable to owners of the Company in respect of 2013 of RMB0.15755 yuan per share amounting to a total of RMB28,835 million were paid on July 17, 2014.

(vi) Accounts Receivable

	June 30, 2015	December 31, 2014
	RMB million	RMB million
Accounts receivable	59,722	53,620
Less: Provision for impairment of accounts receivable	(511)	(516)

	59,211	53,104

The aging analysis of accounts receivable, net of impairment of accounts receivable (based on the invoice date or date of revenue recognition, if earlier), as of June 30, 2015 and December 31, 2014 is as follows:

	June 30, 2015	December 31, 2014
	RMB million	RMB million
Within 1 year	56,365	51,878
Between 1 and 2 years	2,302	862
Between 2 and 3 years	229	282
Over 3 years	315	82

	59,211	53,104

The Group offers its customers credit terms up to 180 days.

(vii) Accounts Payable and Accrued Liabilities

	June 30, 2015	December 31, 2014
	RMB million	RMB million
Trade payables	80,294	84,929
Advances from customers	50,861	54,007
Salaries and welfare payable	9,457	5,903
Accrued expenses	22,669	164
Dividends payable	18,224	274
Interest payable	2,165	2,621
Construction fee and equipment cost payables	115,639	155,324
Other	50,797	60,838

	350,106	364,060

Other consists primarily of loans borrowed from foreign enterprises by overseas subsidiaries and customer deposits.

The aging analysis of trade payables as of June 30, 2015 and December 31, 2014 is as follows:

	June 30, 2015	December 31, 2014
	RMB million	RMB million
Within 1 year	75,273	79,903
Between 1 and 2 years	2,678	2,898
Between 2 and 3 years	1,244	1,059
Over 3 years	1,099	1,069

	80,294	84,929

(viii) Segment Information

The Group is principally engaged in a broad range of petroleum related products, services and activities. The Group’s operating segments comprise: Exploration and Production, Refining and Chemicals, Marketing, and Natural Gas and Pipeline.

The segment information for the operating segments for the six months ended June 30, 2015 and 2014 are as follows:

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Six months ended June 30, 2015	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	245,878	334,439	713,955	139,212	709	1,434,193
Less: intersegment sales	(202,226)	(263,968)	(77,069)	(13,155)	(151)	(556,569)

Turnover from external customers	43,652	70,471	636,886	126,057	558	877,624

Depreciation, depletion and amortisation	(65,983)	(11,384)	(6,460)	(7,085)	(971)	(91,883)
Profit/ (loss) from operations	32,917	4,657	2,783	14,867	(8,109)	47,115

	Exploration and Production	Refining and Chemicals	Marketing	Natural Gas and Pipeline	Head Office and Other	Total
Six months ended June 30, 2014	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Turnover	399,366	426,545	984,685	134,963	1,010	1,946,569
Less: intersegment sales	(315,670)	(338,949)	(126,953)	(10,844)	(185)	(792,601)

Turnover from external customers	83,696	87,596	857,732	124,119	825	1,153,968

Depreciation, depletion and amortisation	(61,426)	(10,469)	(5,751)	(6,231)	(872)	(84,749)
Profit/ (loss) from operations	102,238	(3,435)	8,146	4,083	(7,952)	103,080

5.5.2 Financial statements prepared in accordance with CAS

(1) Consolidated and Company Balance Sheets

	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	The Group	The Group	The Company	The Company
ASSETS	RMB million	RMB million	RMB million	RMB million
Current assets
Cash at bank and on hand	67,444	76,021	21,738	38,507
Notes receivable	7,401	12,827	5,996	9,743
Accounts receivable	59,211	53,104	11,922	6,405
Advances to suppliers	29,007	22,959	11,566	4,979
Other receivables	23,304	17,094	90,440	98,644
Inventories	172,925	165,977	116,118	124,046
Other current assets	47,029	43,326	37,141	30,244

Total current assets	406,321	391,308	294,921	312,568

Non-current assets
Available-for-sale financial assets	2,154	2,133	1,449	1,449
Long-term equity investments	115,517	116,570	374,877	365,681
Fixed assets	603,415	621,264	351,258	365,366
Oil and gas properties	857,894	880,482	573,766	586,889
Construction in progress	243,473	240,340	125,740	123,608
Construction materials	5,188	5,200	2,925	3,070
Intangible assets	67,976	67,489	52,079	52,186
Goodwill	7,237	7,233	—	—
Long-term prepaid expenses	28,244	28,727	22,639	23,131
Deferred tax assets	15,019	14,995	9,378	10,331
Other non-current assets	32,795	29,635	16,055	14,286

Total non-current assets	1,978,912	2,014,068	1,530,166	1,545,997

TOTAL ASSETS	2,385,233	2,405,376	1,825,087	1,858,565

	June 30, 2015	December 31, 2014	June 30, 2015	December 31, 2014
	The Group	The Group	The Company	The Company
LIABILITIES AND SHAREHOLDERS’ EQUITY	RMB million	RMB million	RMB million	RMB million
Current liabilities
Short-term borrowings	137,906	115,333	135,635	107,541
Notes payable	5,212	5,769	5,073	5,348
Accounts payable	195,933	240,253	110,254	142,903
Advances from customers	50,861	54,007	32,711	38,306
Employee compensation payable	9,457	5,903	7,114	3,980
Taxes payable	32,223	46,641	23,218	31,036
Other payables	67,736	54,476	40,657	24,532
Current portion of non-current liabilities	40,685	53,795	13,047	40,048
Other current liabilities	20,907	3,652	19,448	2,406

Total current liabilities	560,920	579,829	387,157	396,100

Non-current liabilities
Long-term borrowings	275,132	298,803	176,803	212,830
Debentures payable	84,698	71,498	78,630	71,000
Provisions	113,496	109,154	75,997	72,999
Deferred tax liabilities	15,843	15,824	—	—
Other non-current liabilities	12,127	12,508	5,125	5,230

Total non-current liabilities	501,296	507,787	336,555	362,059

Total liabilities	1,062,216	1,087,616	723,712	758,159

Shareholders’ equity
Share capital	183,021	183,021	183,021	183,021
Capital surplus	115,474	115,492	127,837	127,830
Special reserve	13,005	10,345	9,030	7,027
Other comprehensive income	(24,078)	(19,725)	191	460
Surplus reserves	184,737	184,737	173,645	173,645
Undistributed profits	709,967	702,140	607,651	608,423

Equity attributable to equity holders of the Company	1,182,126	1,176,010	1,101,375	1,100,406

Non-controlling interests	140,891	141,750	—	—

Total shareholders’ equity	1,323,017	1,317,760	1,101,375	1,100,406

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,385,233	2,405,376	1,825,087	1,858,565

(2) Consolidated and Company Income Statements

	For the six months ended June 30, 2015	For the six months ended June 30, 2014	For the six months ended June 30, 2015	For the six months ended June 30, 2014
	The Group	The Group	The Company	The Company
Items	RMB million	RMB million	RMB million	RMB million
Operating income	877,624	1,153,968	546,250	690,354
Less: Cost of sales	(655,690)	(866,314)	(391,320)	(506,494)
Taxes and levies on operations	(102,961)	(115,354)	(91,768)	(86,167)
Selling expenses	(30,455)	(29,694)	(20,636)	(22,154)
General and administrative expenses	(42,391)	(42,265)	(31,420)	(31,446)
Finance expenses	(12,471)	(14,092)	(10,585)	(12,308)
Asset impairment losses	(82)	(2)	15	42
Add: Investment income	3,789	6,296	13,962	34,364

Operating profit	37,363	92,543	14,498	66,191

Add: Non-operating income	4,248	5,864	6,267	14,829
Less: Non-operating expenses	(3,177)	(2,693)	(2,714)	(2,465)

Profit before taxation	38,434	95,714	18,051	78,555

Less: Taxation	(9,845)	(21,661)	(1,244)	(8,495)

Net profit	28,589	74,053	16,807	70,060

Attributable to:
Equity holders of the Company	25,404	68,122	16,807	70,060
Non-controlling interests	3,185	5,931	—	—
Earnings per share
Basic earnings per share (RMB yuan)	0.14	0.37	0.09	0.38
Diluted earnings per share (RMB yuan)	0.14	0.37	0.09	0.38

Other comprehensive (loss) / income	(4,787)	(985)	(269)	55

Other comprehensive (loss)/income attributable to equity holders of the Company, net of tax	(4,353)	501	(269)	55

Other comprehensive (loss)/income would be reclassified to profit and loss Including:
Share of other comprehensive (loss)/income of equity-accounted investee	(257)	43	(250)	74
Gains or losses arising from change in fair value of available-for-sale financial assets	34	(10)	(19)	(19)
Translation differences arising on translation of foreign currency financial statements	(4,130)	468	—	—
Other comprehensive losses attributable to non-controlling interests of the Company, net of tax	(434)	(1,486)	—	—

Total comprehensive income	23,802	73,068	16,538	70,115

Attributable to:
Equity holders of the Company	21,051	68,623	16,538	70,115
Non-controlling interests	2,751	4,445	—	—

6.	Repurchase, Sale or Redemption of Securities

The Company and its subsidiaries did not repurchase, sell or redeem any listed securities of the Company during the six months ended June 30, 2015.

7.	Disclosure of Other Information

Save as disclosed above, there have been no material changes in the information disclosed in the annual report of the Group for the year ended December 31, 2014 in respect of matters required to be disclosed under paragraph 46(3) of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”).

8.	Compliance with the Model Code for Securities Transactions by Directors of Listed Issuers

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers contained in Appendix 10 to the Listing Rules (the “Model Code”) in respect of dealing in the Company’s shares by its Directors. Each Director and Supervisor has confirmed to the Company that each of them had complied with the requirements set out in the Model Code during the reporting period.

9.	Compliance with the Corporate Governance Code

For the six months ended June 30, 2015, the Company has complied with all the code provisions of the Corporate Governance Code set out in Appendix 14 to the Listing Rules, except that:

as at the end of the reporting period, after prudent consideration of the laws and regulations of the places where the shares of the Company are listed, the background of the industry to which the Company belongs as well as the current corporate structure of the Company, the Company decided to establish a nomination committee of the Board. The Board reviewed and approved the establishment of the nomination committee of the Board and adopted its terms of reference on the fifth meeting of the Board in 2015. The nomination committee consists of Mr Wang Yilin, Chairman of the Board, who shall act as the chairman of the nomination committee, Mr Lin Boqiang and Mr Zhang Biyi, both independent non-executive Directors, who shall act as members of the nomination committee. Additionally, according to the requirements for nomination of directors by shareholders holding three percent or above of the voting shares of the Company through provisional proposal under the Articles of Association, a shareholder may submit a written proposal to the general meeting in relation to the intention to nominate a candidate for Director and the candidate’s willingness to accept such nomination prior to the general meeting. Directors of the Company shall be elected at general meeting of the Company for a term of office of not more than three years. Upon expiration of his term, each Director shall be entitled to be re-elected.

10.	Audit Committee

The Audit Committee of the Company comprises Mr Lin Boqiang, Mr Liu Yuezhen and Mr Zhang Biyi. The main duties of the Audit Committee are to review and monitor the financial reporting procedures and internal control system of the Group and make recommendations to the Board.

The Audit Committee of the Company has reviewed and confirmed the interim results for the six months ended June 30, 2015.

By Order of the Board of Directors

PetroChina Company Limited

Wang Yilin

Chairman

Beijing, the PRC

August 27, 2015

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as the Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.

This announcement contains certain forward-looking statements with respect to the financial position, operational results and business of the Group. These forward-looking statements are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that may occur in the future and are beyond our control. The forward-looking statements reflect the Group’s current views with respect to future events and are not a guarantee of future performance. Actual results may differ from information contained in the forward-looking statements.

This announcement is prepared in English and Chinese. In the event of any inconsistency between the two versions, the Chinese version shall prevail.